Specimen - not an official filing

 Results of Operations
    The following table sets forth fpr the fiscal periods indicated the percentage of net sales represented by certain items in the company's  Consolidated Statements of Operatiions.
                               FISCAL YEAR ENDED JUNE 30,
                               __________________________
                       1987      1988      1990      1991      1992      1993      1994      1995


 NET SALES             100.0%    100.0%    100.0%    100.0%    100.0%    100.0%   100.0%    100.0%
 COST OF GOODS SOLD     51.8      51.7      51.6      66.8      33.5      33.3     44.5      55.6
                       _____     _____     _____     _____     _____     _____     _____     _____
 GROSS PROFIT           48.2      48.3      48.4      43.2      66.5      66.7      55.5      44.4

 EXPENSES:
 SALES & MARKETING      14.9      18.5      23.2      27.2      41.0      38.0      14.9      18.5
 R&D                    11.1       8.9       7.5       5.4       9.0       6.0      11.1       8.9
 G&A                    16.2      15.0      19.2      14.9      21.0      21.0      16.2      15.0
                       _____     _____     _____     _____     _____     _____     _____     _____
 OPERATING PROFIT        6.0       5.9      11.6      16.7      16.7      23.4      34.4      32.9

<F1>
 (a)This is a test footnote.